                                                                   EXHIBIT 11.01

                        FIREARMS TRAINING SYSTEMS, INC.

             STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             BASIC EARNINGS PER SHARE(1)         DILUTED EARNINGS PER SHARE(1)
                                YEARS ENDED MARCH 31,                YEARS ENDED MARCH 31,
                           -------------------------------     ---------------------------------
                            1998       1997         1996        1998         1997         1996
                           -------   --------     --------     -------     --------     --------
Weighted average number
  of common shares
  outstanding............   20,408     51,887(2)    49,800(2)   20,408       51,887(2)    49,800(2)
Shares repurchased in
  conjunction with the
  Recapitalization.......       --    (46,832)(3)  (46,832)(3)      --      (46,832)(3)  (46,832)(3)
Shares issued in
  conjunction with the
  Recapitalization.......       --     11,165(4)    11,165(4)       --       11,165(4)    11,165(4)
Shares granted to
  management.............       --         37(5)        37(5)       --           37(5)        37(5)
Shares purchased by
  management.............       --        232(5)       232(5)       --          232(5)       232(5)
Shares issued upon
  assumed exercise of
  outstanding warrants...       --         --           --          --          188(6)       288(6)
Shares issued upon
  assumed exercise of
  outstanding options....       --         --           --       1,048        1,332(7)     1,339(7)
                           -------   --------     --------     -------     --------     --------
Weighted average common
  and common equivalent
  shares outstanding.....   20,408     16,489       14,402      21,456       18,009       16,029
                           =======   ========     ========     =======     ========     ========
Net income...............  $ 3,233   $  9,014     $ 12,790     $ 3,233     $  9,014     $ 12,790
                           =======   ========     ========     =======     ========     ========
Earnings per share.......  $  0.16   $   0.55     $   0.89     $  0.15     $   0.50     $   0.80
                           =======   ========     ========     =======     ========     ========

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(1) Shares reflect a 100,000-for-one stock split in July 1996 in connection with the recapitalization and a split of 1.66-for-one in October 1996.
(2) Shares reflect the weighted average shares prior to the recapitalization of 49,800,000 shares and the weighted average shares from the initial public offering in November 1996 of 6,000,000 shares.
(3) Shares were repurchased from THIN International for $171.2 million in connection with the recapitalization and are assumed to be outstanding for all periods presented.
(4) Shares were issued for $36 million in connection with the recapitalization and are assumed to be outstanding for all periods presented.
(5) Shares purchased by or granted to management for approximately $3.25 per share which are assumed to be outstanding for all periods presented.
(6) Represents warrants attached to the bridge notes, at approximately $0.000006 per warrant, which are assumed to be outstanding for all periods presented through the date of the offering, using the treasury stock method at the initial offering price of $14 per share. These warrants were repurchased and retired by the Company with proceeds from the offering.
(7) Represents 1,742,834 stock options exercisable at approximately $3.25 per option, which are assumed to be outstanding for all periods presented, using the treasury stock method.